

January 21, 2015

Via E-mail
Garrett Hale
Chief Executive Officer
Sunergy, Inc.
14362 N. Frank Lloyd Wright Blvd.
Suite 1000
Scottsdale, AZ 85260

> **Re: Sunergy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed April 15, 2014**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed April 22, 2014**
> **Response Dated December 30, 2014**
> **File No. 000-52767**

Dear Mr. Hale:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended 2013 Filed April 22, 2014

General

1.   We note your response to comment 1 from our letter dated November 7, 2014. It appears that this information is still on your company website. Please advise as to when this information will be updated.

2.   We note your response to comment 2 from our letter dated November 7, 2014. Please provide a draft of your proposed future disclosure.

3.   We note your response to comment 4 from our letter dated November 7, 2014. Please provide additional disclosure in your filings regarding the status of your Ghana property or explain to us why you do not believe this to be necessary.

        You may contact John Coleman at(202)551-3610 if you have questions regarding engineering comments.

                                        Sincerely,

                                        /s/ John Reynolds

                                        John Reynolds
                                        Assistant Director